PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #04-01	TSX Venture: PMV
January 5, 2004	Issued & Outstanding: 23,475,397
Fully Diluted: 32,768,555

SIGNIFICANT GOLD MINERALIZATION DISCOVERED IN SCHOOL ZONE EAST AREA

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV], has received further assays from its recent rotary drill program on the Fromenda concession – one of nine contiguous concessions that comprise the Ashanti II project area and are located along a 50 kilometre length on the axis of the Asankrangwa Gold Belt of south western Ghana.

SCHOOL ZONE EAST – L16N AREA. Four short rotary holes, 03FBRC67 to 70, were completed along a line located 50 metres to the north east of previously reported holes 03FBRC20 through 24. These holes were drilled to test for a northeastern extension of the wide, low-grade gold mineralized zone intersected earlier in the program and previously released. Significant assays were as follows:

HOLE NO.	AZIMUTH	DIP	LENGTH	INTERCEPT		INTERCEPT LENGTH		AU GRADE
	(deg.)	(deg.)	(m)	from (m)	to (m)	(m)	(ft)	(g/t)	(oz/ton)
03FBRC69	135	-50	66.0	24.0	28.0	4.0	13.1	1.46	0.04
				40.0	52.0	12.0	39.4	2.75	0.08
including				40.0	44.0	4.0	13.1	6.48	0.19
03FBRC70	135	-50	72.0	44.0	45.0	1.0	3.3	1.33	0.04

The assay results from hole 03FBRC69 are very encouraging and show a tripling of the gold grades from the initial School Zone East discovery holes and now confirm that potentially economic gold grades and widths, comparable with the gold grades and widths in other operating gold mines in Ghana, occur in the School Zone East area. The above gold intersections are associated with a significant geophysical IP anomaly with a strike length of some 500 metres that will be the subject of continued drilling in January – February 2004.

The results of the recent 4500 metre drilling program on the Fromenda concession have confirmed three new gold discoveries – out of the four areas where drilling was completed. Each of these new discoveries – the parallel target on the Fromenda Grid "B" zone, the School Zone North and East zones – and the southern extension of the main gold mineralized area at Grid "B" will receive additional drilling when the drilling resumes in mid January 2004. For further information and detail maps please refer to the companies web site noted below.

PMI Ventures' plans for the year 2004 include continuation of the current drill program to expand known gold mineralized zones both on strike and to depth together with a significant deep sensing, three dimensional geophysical program that will be implemented in late January 2004. This geophysical program is designed to identify possible gold mineralized structures that exist at depth to be tested by an increased level of drilling in the second quarter of 2004. The

Company at present has cash reserves in excess of $2.3 million that is more than adequate to finance the planned exploration activities.

Douglas R. MacQuarrie, P.Geo. (B.C.), the VP of Exploration for the Company and Goknet Mining Company Limited, supervised and directed all work associated with the drilling program. Sample analyses were conducted by SGS Analabs in Bibiani, Ghana utilizing industry standard 50g fire assay techniques, with atomic absorption finish. The QA program consists of random blanks and standards inserted into the sample stream, and cross checking of randomly selected duplicate samples assayed at independent laboratories.

PMI has an option to earn up to 85% of the interest that Goknet Mining Company Limited, a privately held Ghanaian mineral exploration company, holds in nine exploration concessions and applications. Goknets' interests vary from 85% to 100%, subject to a 10% non-participating interest in favour of the Government of Ghana.

On behalf of the Board,

"Arthur T. Fisher"

Arthur T. Fisher
President

For more information please contact:

Arthur Fisher	or	Warwick G. Smith
President		VP Shareholder Communication
Telephone: (604) 681-8069		Telephone: (604) 682-8089
Facsimile: (604) 682-8094		Toll-Free: 1 888 682-8089
Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.westafricangold.com, and Goknet Mining Website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.